Exhibit 99.1
ADDENDUM TO THE ORIGINAL SHAREHOLDERS’ AGREEMENT
This agreement made on the 13th day of April 2006, among,
1.	Sify Limited, a company incorporated under the Companies Act 1956 and having its Registered Office at 2nd floor, Tidel Park, No 4 Canal Bank Road, Taramani, Chennai 600 113 (“Sify”).
2.	Infinity Satcom Universal (P) Limited, a company incorporated under the Companies Act 1956 and having its principal office at Flat No 104, Lakshmi Apartments, RB Shreeram Layout, Waltair Uplands, Vishakapatnam 530 003 (“ISU”).
3.	Sify Communications Limited, a company incorporated under the Companies Act 1956 and having its principal office at Tidel Park, 3rd Floor, No.4 Canal Bank Road, Taramani, Chennai 600 113 (“Company”)
Whereas the original Shareholders’ agreement was entered among the parties on December 20, 2005.
Whereas the parties have consented for making certain changes in the original Shareholders’ Agreement. Hence, this Addendum is made for carrying out the changes in the original agreement.
NOW, THEREFORE THIS AGREEMENT WITNESSETH AND IT IS AGREED BY AND AMONG THE PARTIES AS UNDER:
Clause D is modified and read as follows:
(D)	Sify shall, on obtaining requisite shareholder approval and after the date Sify Communications Ltd receives the NLD / ILD licences, transfer its current VPN business to the Company at a valuation of Rs. 500 million (Rupees Five Hundred Million), as valued by M/s Deloitte Haskins and Sells.
That all other terms and conditions of the said original agreement remains unchanged and shall continue in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Addendum to the Shareholders’ Agreement on the date first written above.

SIFY LIMITED
By:	/s/: R Ramaraj

Name: R Ramaraj
Title: Managing Director & CEO

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED
By:	/s/: V Ananda Raju

Name: V Ananda Raju
Title: Managing Director

SIFY COMMUNICATIONS LIMITED
By:	/s/: Ajit Abraham

Name: Ajit Abraham
Title: Director